Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: McData Corporation
Commission File No.: 000-31257
EMPLOYEE INTRANET VERSION
Confidential Information — For Internal Use Only — Do Not Distribute
Brocade Acquisition of McData
Overview and Internal Q&A
Overview of Announcement:
On August 8, 2006, Brocade announced its intention to acquire McData in a stock transaction valued at approximately $713 million, or $4.61 per McData share. The Brocade board of directors and the McData board of directors have both approved the transaction. The acquisition is expected to close as soon as the 1st fiscal quarter of 2007, subject to approval of both Brocade and McData shareholders and regulatory approvals. Once approved, McData will be fully integrated into Brocade.
The respective boards and management teams of Brocade and McData are very excited about the opportunities presented by this acquisition to deliver expanded benefits to end-user customers and partners.
Brocade has strong conviction about the evolving customer needs for the next generation data center. We have been executing well on our strategy, and the combined entity will accelerate our ability to deliver that vision for our customers and partners.
As we have stated many times, we’re very optimistic about the future of shared storage and its role in the next-generation data center. Information is growing at record levels, and the need to maintain, manage, and protect this information has never been more visible or critical. We continue to see tremendous opportunity for growth in demand for data management and next-generation data center solutions, and we believe technological innovation, product innovation, and competitive prices will be crucial to ongoing success in this environment. The acquisition of McData will give us important new skills and resources, and provide the opportunity to achieve greater scale to support a level of investment that will continue to drive technology advances in the industry.
We will be able to provide a broader range of solutions that protects and extends the investments our customers have made, and provide them the interoperability and management unification they have been asking for. We will accelerate the pace of innovation to deliver new, meaningful solutions to address their ongoing information management challenges.
Similarly, we expect this acquisition to drive incremental benefits for our mutual OEM and channel partners, by minimizing operational and qualification time and costs, by increasing investment in differentiated solutions to jointly develop new markets, and by delivering even higher levels of support and service to drive greater customer satisfaction.

This transaction will deliver significant benefits to:
End User Customers
Both Brocade and McData are committed to supporting our customers and their needs. Customers will gain from the combined resources, services and knowledge to help them manage and expand their growing data centers.
Together, we will be able to provide a broader range of solutions that protects and extends the investments our customers have made, and provide them the interoperability and management unification they have been asking for. We will accelerate the pace of innovation to deliver new, meaningful solutions to address their ongoing information management challenges.
Moreover, as the market for networked storage and more expansive next-generation data centers continues to evolve, the combined entity will be better positioned to anticipate, invest in, and deliver future solutions for customers in this very competitive market.
OEM and Channel Partners:
Both Brocade and McData are committed to enhancing our OEM and channel partner relationships.
This acquisition will provide our OEM and channel partners incremental benefits by minimizing operational and qualification time and costs, by increasing investment in differentiated solutions to jointly develop new markets, and by delivering even higher levels of support and service to drive greater customer satisfaction.
Shareholders
From a purely financial perspective, we anticipate significant cost synergies, in both operational expense and cost of goods for the combined company.
The principal sources of cost synergies include eliminating redundancies, fixed costs, and other operating expenses.
We estimate that the synergies amount to an annualized $100m savings by the 4th quarter of combined operations. This gives us confidence that we can have an accretive transaction by the 4th quarter of combined operations, over a wide range of revenue scenarios that we have modeled.
In addition, we continue to see tremendous opportunity for growth in demand for data management and next-generation data center solutions, and we believe technological and product innovation, combined with competitive prices will be crucial to ongoing success in this environment.
The acquisition of McData will give us important new skills and resources, and provide the opportunity to achieve greater scale to support the level of investment that will continue to drive technology advances in the industry.
Employees:
Brocade and McData are combining to create a company that can leverage the competitive advantages, product breadth, build stronger momentum and ultimately address the needs of our joint customers in an ever demanding and fast changing industry space.

Additionally this opportunity will provide our employees with personal and professional growth as the newly combined Brocade charges forward to compete in the next-generation data center market.

QUESTIONS AND ANSWERS
General
Q1. Why is Brocade acquiring McData?
•	This transaction is good for the customers, partners, and shareholders

•	Customer benefits include:
•	Customer investment protection

•	Interoperability and unified SAN management

•	Greater breadth of products and services

•	Natural convergence at next generation of product — 1 platform that will provide investment protection for both companies’ installed bases

•	Accelerated innovation for customer solutions

•	Lower TCO
•	OEM and Channel Partner benefits include:
•	More compelling and complete set of solutions

•	Increased ability to provide high value support, services and coverage for customers; greater customer satisfaction

•	Accelerated development and delivery of differentiated products and services

•	Lower cost of doing business (fewer SKUs, more efficient qualifications, etc.)
•	Shareholder benefits include:
•	Significant cost synergies (both COGS and OpEx)

•	Scale: installed base, field presence, R&D, services

•	Accelerated innovation and competitiveness for the growing and evolving opportunities in the “next-generation” data center
Q2. Why are the companies joining now?
•	We’ve known each other a long time; have approached the market from different directions

•	We see today a unique opportunity to come together and accelerate solutions and innovation for the marketplace

•	As you know there is unprecedented data growth and data management challenges, and there is a strong desire on the part of our customers and partners for new/innovative solutions

•	Customers want increased investment protection, and a simple, common platform to incorporate future next generation features

•	We are confident in the ability to achieve synergies and accelerate innovation

•	The market is evolving and dynamics. We need to scale to help meet the requirements.
Q3. What do you see as the opportunities for the combined company going forward?
•	Simplify solutions that our customers have been asking for — e.g. interoperability, unified management

•	Provide a broader range of solutions to the our respective customers

•	Leverage unmatched industry experience (e.g. services)

•	Expand investment in R&D to accelerate time to market with next generation technologies and solutions.
Q4. Is this a merger or an acquisition?
•	Brocade is acquiring McData.
Q5. What will be the name of the combined company?
•	Brocade.
Q6. How many employees does McData have?
•	McData has approximately 1,470 employees worldwide.
Q7. How many employees does Brocade have?
•	Brocade has approximately 1,400 employees worldwide.
Transaction and Financial Details
Q8. When is this transaction expected to close?
•	The transaction will be subject to regulatory review and shareholder approval.

•	We expect the transaction to close as soon as the 1st fiscal quarter of 2007
Q9. What will be the fiscal reporting calendar for the combined company?
•	Until the transaction is complete, Brocade and McData will maintain their current fiscal reporting practices. Upon close, the combined company will operate on Brocade’s fiscal calendar, which is an October year end.
Q10. Are there any regulatory requirements to close the transaction?
•	Stockholders of both companies must approve the deal. In addition, the transaction must obtain regulatory approvals.
Q11. How confident are McData and Brocade that this transaction will go through?
•	We are highly committed to completing this transaction

•	We intend to respond quickly and thoroughly to any regulatory inquiries, and are confident in our belief that this transaction will benefit customers and shareholders alike.
Q12. Do you anticipate any regulatory concerns from the antitrust agencies?
•	We are confident that the antitrust agencies will recognize that:
•	this transaction is largely complementary, and will allow us to better scale and compete in the data center of the future

•	The customer benefits are high and that the companies operate in highly competitive and fast-moving markets.

•	We are firmly committed to completing the regulatory process and bringing those benefits to our customers as soon as possible
Company Organization
Q13. What will the management structure of the combined company be?

•	Upon the close of the transaction, the Brocade management team will retain their current roles
Q14. Will there be any changes to Brocade’s Board of Directors?
•	Two members of McData’s board will join Brocade’s board upon deal closure, bringing the total to 10 members.
Q15. Will McData become its own business unit or will it report into existing organizations within Brocade?
•	Until close of the transaction, both Brocade and McData will continue to operate as independent companies.

•	Following the closing the combined company will operate out of Brocade headquarters in San Jose. McData will become a subsidiary of Brocade and be integrated into Brocade’s operations at that time

•	We will provide additional details regarding the combined company organization and business structure post-closing
Q16. Do you anticipate a reduction-in-force as a result of this transaction?
•	We will eliminate redundancies; however, we will actively work to build a world-class organization, and will provide additional details regarding the combined company organization and business structure post-closing.

•	The Brocade team has been executing well and we expect them to continue to perform at a high level

•	McData has many valuable and capable leaders and employees

•	We will have a significant need to leverage the talent and capabilities of the McData organization
Q17. Will all the reductions in employees come from one company or the other, or both companies?
•	The Brocade team has been executing well and we expect them to continue to perform at a high level

•	McData has many valuable and capable leaders and employees

•	We will have a significant need to leverage the talent and capabilities of the McData organization

•	More details will be provided post-closing
Q18. Where will the company’s headquarters be based?
•	San Jose, California
Product and Solutions
Q19. Will both product families be maintained or will they converge?
•	The hallmark of Brocade’s success has been delivering a unified product family and the combined company will migrate to a common platform over time

•	We believe there is a natural convergence point at the next major technology cycle, we will be intensely focused on providing Brocade and McData customers a smooth migration path to a converged platform

•	We are absolutely committed to providing customers investment protection on their current platforms—this means interoperability in the short term and a converged platform in the longer term · The combined company will innovate beyond the traditional SAN products (e.g. Tapestry)
Q20. Which products will survive?
•	It’s a little premature to discuss this now, but we are absolutely committed to protecting the investments of both Brocade and McData customers.

•	Between now and closing, we will be refining an integration plan

•	As we’ve stated, both companies will continue to provide their respective products, services, and support

•	And we’ve indicated that we believe there is a natural convergence point at the next major technology cycle.
Q21. Will planned product releases for McData or Brocade be affected?
•	There will be no changes with respect to our ongoing business or product plans until the transaction is completed

•	The integration team will work this issue and come up with a converged roadmap
Integration
Q22. How do the cultures of the two companies compare?
•	Both companies share a passion for innovation and a commitment to developing and delivering customer-driven solutions.

•	We will be focused on building a single company with a unified vision and team
Q23. How will the integration process of the two companies be managed?
•	We understand that we need do this well

•	Integration planning and execution is critical to this acquisition and both Brocade and McData will be extremely focused

•	Brocade will lead the integration process

•	We will devote significant attention and resources, including bringing in 3rd party experts where required, to complete a smooth and thorough integration · After the closing we will provide you with a detailed discussion of our integration roadmap, milestones and progress
Employee Questions:
Q24. Why is McData selling to Brocade? Why not stay independent?
•	This is a great time in the evolution of the market — there are dynamic opportunities in the data center of the future, and the combined company can do a better job of addressing this

•	In addition, combined, we can better provide customer investment protection
Q25. Why is this good for Brocade employees?
•	Brocade and McData are combining to create a company that can leverage the competitive advantages, product breadth, build stronger momentum and ultimately address the needs of our joint customers in an ever demanding and fast changing industry space.

•	Additionally this opportunity provides our employees with personal and professional growth as the newly combined Brocade charges forward to lead the data center management industry
Q26. What will happen in the interim, between announcement and close?
•	We will engage in detailed integration planning but will not implement any integration steps until the transaction closes · In the meantime, Brocade and McData will continue to operate as independent companies
Q27. Does this affect Brocade and McData’s trading window?
•	Both companies will continue to operate as usual with respect to their trading schedule and policies, with certain restrictions to be communicated, if applicable.
Q28. How will this affect Brocade and McData’s stock options?
•	There will be no impact to Brocade stock options.

•	During this period between announcement and close, there will be no impact to McData stock options. Upon closing of the deal, the McData options will be assumed as Brocade options and follow the same terms and schedules.
Q29. Where can I get more information? Who can I contact if I have question?
•	Send an email to aquisiton@brocade.com

•	Key additional contact: Theresa Uchida at tuchida@brocade.com
Q30. When can I exercise options that I have vested?
•	During this period and until the deal closes you may exercise your vested options in accordance with your plan requirements and trading window availability.
Q31. What happens to my benefits?
•	During this period and until the deal closes there will be no change to your existing benefit coverage. Upon close, more information will be communicated as to the integration and transition of all benefit plans and offerings.
Q32. What happens next? Where do we go from here?
•	Focus on our customers, partners and shareholders

•	Do what you have always done to ensure Brocade’s success and vision

•	Check the intranet for updates

•	Contact your VP if you have any questions
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McData plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McData, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McData through the web site maintained by the

SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McData by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.
Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.
McData and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McData’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McData by contacting McData at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.